PAGE

Cover Letter
------------

Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ  07890
(973) 948-3000
Fax (973) 948-0282


February 4, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

    Re:  Amendment No. 1 on Form 8-A/A to Registration
         Statement on Form 8-A (File No. 0-8641)

Dear Sir or Madam:

     Attached for filing on behalf of Selective Insurance Group, Inc. ("Selective") is Amendment No. 1 on Form 8-A/A (the "Amendment") to Registration Statement on Form 8-A covering Selective's preferred share purchase rights (the "Rights").

     The purpose of the Amendment is to reflect certain modifications of the Rights, as described in the Amendment, pursuant to the amended and Restated Rights Agreement dated as of February 2, 1999 between Selective and First Chicago Trust Company of New York annexed to the Amendment as an Exhibit.

     Please direct any questions or comments to the undersigned or to Stewart E. Lavey, Esq., Shanley & Fisher, P.C., 131 Madison Avenue, Morristown, New Jersey 07962, telephone (973) 285-1000, fax (973) 285-1625,
e-mail: slavey@shanley.com.

Thank you for your cooperation.

Very truly yours,

Selective Insurance Group, Inc.


By: Thornton R. Land
    Executive Vice President and
    General Counsel

Enclosure





PAGE



                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                  ------------------------------

                          Form 8-A/A

                        Amendment No. 1

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) or (g) OF THE
               SECURITIES EXCHANGE ACT OF 1934

               Selective Insurance Group, Inc.
--------------------------------------------------------------------
      (Exact name of registrant as specified in its charter)

              New Jersey                         22-2168890
--------------------------------------------------------------------
(State of incorporation or organization)    (IRS Employer Identi-
                                             fication No.)

Wantage Avenue, Branchville, New Jersey              07890
--------------------------------------------------------------------
(Address of principal executive offices)           (zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered
     -------------------           ------------------------------

Preferred Share Purchase Rights    NASDAQ National Market

Securities to be registered pursuant to Section 12(g) of the Act:

                                 None
--------------------------------------------------------------------
                           (Title of Class)

PAGE



Item 1. Description of Securities To Be Registered
        ------------------------------------------

     On November 3, 1989, the Board of Directors ("Board of Directors") of Selective Insurance Group, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $2 per share (the "Common Shares"), of the Company. The dividend was paid on November 17, 1989 (the "Record Date") to the stockholders of record on the Record Date and a Right has been attached to each Common Share issued by the Company after the Record Date. The description and terms of the Rights was set forth in a Rights Agreement dated as of November 3, 1989 (the "1989 Rights Agreement") between the Company and Midlantic National Bank, as Rights Agent. First Chicago Trust Company of New York (the "Rights Agent") succeeded Midlantic National Bank as the Rights Agent in accordance with the provisions of the 1989 Rights Agreement.

     On December 1, 1997, the Company distributed a two-for-one stock split to holders of Common Shares (the "1997 Stock Split").

     On February 2, 1999, the Board of Directors approved an Amended and Restated Rights Agreement dated as of February 2, 1999 (the "Rights Agreement") between the Company and the Rights Agent, and the Company and the Rights Agent entered into the Rights Agreement as of said date. The Rights Agreement amends and restates the 1989 Rights Agreement.

     As amended and restated, (a) the term of the Rights Agreement is extended to February 2, 2009, (b) the number of shares of the Company's Series A Junior Preferred Stock, without par value ("Preferred Shares"), for which each Right is exerciseable is adjusted to give effect to the 1997 Stock Split, (c) the definition of the term "Acquiring Person" includes any person or group of affiliated or associated persons who shall be the beneficial owner of 15% (reduced from 20% in the 1989 Rights Agreement) of Common Shares, (d) the term "Acquiring Person" excludes a person or group of affiliated or associated persons who becomes an Acquiring Person inadvertently and subsequently divests himself or itself of a sufficient number of Common Shares so that such person or group is no longer an Acquiring Person, (e) the Company may, prior to any person becoming an Acquiring Person, amend the Rights Agreement to lower the 15% ownership threshold to the greater of (i) the sum of .001% and the largest percentage of outstanding Common Shares then known by the Company to be owned by any person and all affiliates and associates of such person other than the Company or a Company employee benefit plan and (ii) 10%, (f) the "second look" or "window" provision in

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the 1989 Rights Agreement under which the Company was permitted to redeem
Rights within ten days after a person or group of affiliated or associated persons became an Acquiring Person has been deleted; (g) the provisions in the 1989 Rights Agreement under which the acquisition of Common Shares in an all-cash tender offer to purchase all outstanding Common Shares does not trigger the Rights has been deleted, and (h) at any time after a person becomes an Acquiring Person, the Board of Directors may exchange any exerciseable Rights (excluding rights held by an Acquiring Person) for Common Shares (or equivalent Preferred Shares) at an exchange rate of one Common Share per Right.

     The Rights Agreement, also provides for certain technical revisions which the Company does not believe to be material.

     Giving effect to the Company's two-for-one stock split distributed on December 1, 1997, each Right entitles the registered holder to purchase from the Company one two-hundredth of a Preferred Share of the Company at a price of $80.00, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons
(an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even

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without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on February 2, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one two-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares, occurring, in any such case, prior to the Distribution Date.

     In the event that Rights become exercisable for Common Shares and there are not sufficient Common Shares authorized and unissued or held in treasury to permit the exercise in full of Rights, the Company shall, to the extent permitted by applicable law and any material agreements to which the Company is a party: (i) determine the value of the Common Shares issuable upon the exercise of a Right and (ii) with respect to each Right, upon exercise thereof, issue Common Shares to the extent available and, to the extent Common Shares are not available, make adequate provision to substitute for the Common Shares not received upon exercise thereof (1) cash, (2) other equity securities of the Company, (3) debt securities of the Company, (4) other assets,

PAGE


(5) a reduction of the Purchase Price or (6) any combination of the foregoing, having a value which, when added to the value of the Common Shares actually issued upon exercise of such Right, shall have an aggregate value equal to the value of the Common Shares for which such Right is exercisable.

     Preferred Shares issuable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 1 vote, and each one two-hundredth of a Preferred Share will have one two-hundredths vote, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of the one two-hundredth interest in a Preferred Share issuable upon exercise of each Right should approximate the value of one-half of a Common Share.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will have become void), will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, that number of Common Shares having a market value of two times the Purchase Price. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will have become void), will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company
(or its parent) which at the time of such transaction will have a market value of two times the Purchase Price.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an increase or decrease of at least 1% in such Purchase Price. No

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fractional Preferred Shares will be issued (other than fractions which are integral multiples of one two-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     The Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") at any time prior to the time that a person has become an Acquiring Person. Subject to the foregoing, the redemption of the Rights may be made effective at such time and on such basis with such conditions as the Board of Directors in its sole discretion may establish. Upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after a person has become an Acquiring Person and prior to the acquisition by such person or group of 50% more of outstanding Common Shares, the Board of Directors may exchange the rights (other than the rights held by such person or group which have become void), in whole or in part, for Common Shares at an exchange ratio of one Common Share, or one two-hundredth of a share of Preferred Stock (or of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including an amendment to lengthen or shorten any time periods pertaining to Rights or to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a

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substantial number of Rights being acquired.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Amendment No. 1 on Form 8-A/A to the Registration Statement on Form 8-A. The Rights Agreement specifies the terms and conditions of the Rights, as amended and restated pursuant to the Rights Agreement, and includes as exhibits thereto the form of Right Certificate and a Summary of Rights to Purchase Preferred Shares. A copy of the Rights Agreement is available to any holder of Common Shares free of charge from the Company, 40 Wantage Avenue, Branchville, New Jersey 07890,
Attention:  Secretary.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary description by reference.

Item 2.  Exhibits
         --------

         1. Amended and Restated Rights Agreement dated as of February 2, 1999 between Selective Insurance Group, Inc. and First Chicago Trust Company of New York, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after a person commences, or announces its intention to commence, a tender or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming an Acquiring Person.

         2. Restated Certificate of Incorporation of Selective Insurance Group, Inc., as amended, including the

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            terms of the Series A Junior Preferred Stock, without par value
            (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-8641).

         3. Press release dated February 3, 1999.

         4. Form of letter to stockholders of Selective Insurance Group, Inc., dated February 3, 1999.



                               SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 4, 1999


                                 SELECTIVE INSURANCE GROUP, INC.




                                 By: /s/Gregory E. Murphy
                                    -------------------------
                                    Name:  Gregory E. Murphy
                                    Title: President

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                           INDEX TO EXHIBITS
                           -----------------

Exhibit
-------

1. Amended and Restated Rights Agreement dated as of February 2, 1999 between Selective Insurance Group, Inc. and First Chicago Trust Company of New York, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after a person commences, or announces its intention to commence, a tender or exchange offer the consummation of which would result in the person or group of affiliated or associated persons becoming an Acquiring Person.

3.       Press release dated February 3, 1999.

4. Form of letter to stockholders of Selective Insurance Group, Inc., dated February 3, 1999.